August 6, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Mark P. Shuman
Mr. Gabriel Eckstein

Re:	MiX Telematics Limited

Registration Statement on Form F-1, as amended

File No. 333-189799

Registration Statement on Form F-6

File No. 333-190183

Registration Statement on Form 8-A

File No. 001-36027

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned, Raymond James & Associates, Inc. and William Blair & Company, L.L.C., as the representatives of the several underwriters of the offering pursuant to the above-referenced Registration Statement on Form F-1, as amended (the “Registration Statement”), hereby joins in the request of MiX Telematics Limited that the effective date of the Registration Statement be accelerated so that the Registration Statement becomes effective at 4:30 p.m. (Eastern time) on August 8, 2013 or as soon thereafter as practicable.

In connection with this acceleration request and pursuant to Rule 460 under the Securities Act, the following information is provided with respect to the distribution of the preliminary prospectus included in the Registration Statement filed with the Securities and Exchange Commission on July 26, 2013 during the period of July 29, 2013 to August 6, 2013:

To Whom Distributed

Prospective underwriters, dealers, institutional investors and others

Number of copies

1,943

In connection with the preliminary prospectus distribution, we have been informed by the participating underwriters that they are complying with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

Raymond James & Associates, Inc.
William Blair & Company, L.L.C.
As representatives of the several underwriters

By:	Raymond James & Associates, Inc.

By	/s/ Charles Uhrig
Authorized Officer

By:	William Blair & Company, L.L.C.

By	/s/ Mike Pitt
Authorized Officer